ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont  05402-0730

INVESTMENT COMPANY BLANKET BOND


ICI MUTUAL INSURANCE COMPANY
P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1.	Name of Insured (the Insured)	Bond Number
Merrill Lynch Investment Managers, L.P.	87124106B

Principal Address: 	800 Scudders Mill Road
Plainsboro, NJ  08536

Item 2.	Bond Period: from 12:01 a.m. on June 10, 2006, to 12:01 a.m.
on June 10, 2007, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability--
	Subject to Sections 9, 10 and 12 hereof:


LIMIT OF LIABILITY
DEDUCTIBLE AMOUNT

Insuring Agreement A-
FIDELITY
 $135,000,000
$1,000,000

Insuring Agreement B-
AUDIT EXPENSE
    $50,000
$10,000

Insuring Agreement C-
ON PREMISES
   $135,000,000
$1,000,000
Insuring Agreement D-
IN TRANSIT
   $135,000,000
$1,000,000

Insuring Agreement E-
FORGERY OR ALTERATION
 $135,000,000
$1,000,000
Insuring Agreement F-
SECURITIES
$135,000,000
  $1,000,000
Insuring Agreement G-
COUNTERFEIT CURRENCY
$135,000,000
$1,000,000

Insuring Agreement H-
UNCOLLECTIBLE ITEMS
    OF DEPOSIT
$25,000
          $5,000

Insuring Agreement I-
PHONE/ELECTRONIC
   TRANSACTIONS
Not Covered
    Not Covered

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
Insuring Agreement J-
COMPUTER SECURITY
   $135,000,000
    $1,000,000

Item 4.	Offices or Premises Covered--All the Insureds offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company  (the "Underwriter")
is subject to the terms of the following Riders attached hereto:

Riders:  1-2-3-4-5-6-7-8

and of all Riders applicable to this Bond issued during the Bond Period.

By:       /S/ Frank R. Vento
Authorized Representative


INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the Underwriter), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions,
Conditions and Limitations and other
terms of this bond (including all riders hereto)
(Bond), to the extent of the
Limit of Liability and subject to the Deductible
Amount, agrees to indemnify the
Insured for the loss, as described in the Insuring
Agreements, sustained by the
Insured at any time but discovered during the Bond
Period.


INSURING AGREEMENTS

A.	FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self
Regulatory Organization to be conducted
by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insureds offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance,
EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A.
Property is "in transit" beginning
immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on
(1) any bills of exchange, checks,
drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by
(a) any customer of the Insured, or (b)
issued by any Investment Company, or
(c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Funds customer, shareholder or subscriber credited by the Insured or its agent to such persons
Fund account, or

(2)	any Item of Deposit processed through an
automated clearing house which is reversed by a Funds customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insureds collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds).
Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and
(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and
(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond
Period all Phone/Electronic Transaction Security
Procedures with respect to all Phone/Electronic
Transactions; and

   EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be
purchased; or

(2)	any redemption of Investment Company shares
which had been improperly credited to a shareholders account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment
Company where the proceeds of such redemption were requested to be paid or made payable to other than
(a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds
(i) in the initial account application, or (ii) in writing
(not to include Electronic Transmission)accompanied by a signature guarantee; or

(4)	any redemption of shares issued by an
Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated
(a) in the initial account application, or
(b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more
Phone/Electronic Transaction Security Procedures; or

(6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction
Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, Fidelity or Insuring
Agreement J, Computer Security.


GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES--
CONSOLIDATION OR MERGER--NOTICE

1.	Except as provided in paragraph 2 below,
this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured
Investment Company shall merge or
consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty
(60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof;
provided, that the Underwriter
may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring
Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed
or is adjudicated to have committed a
Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or
adjudication, an arbitrator or
arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a
Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriters election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insureds name, through attorneys of the Underwriters selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insureds liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible
Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable
Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING
AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT
TO THE FOLLOWINGPROVISIONS, CONDITIONS
AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A. Alteration means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.  Application means the Insureds application
(and any attachments and materials
submitted in connection therewith) furnished to the Underwriter for this Bond.

C. Computer System means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices,
(4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.  Counterfeit means, with respect to any
item, one which is false but is
intended to deceive and to be taken for the original authentic item.

E. Deductible Amount means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. Depository means any "securities depository"
(other than any foreign securities
depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company
Act of 1940.

G. Dishonest or Fraudulent Act means any dishonest or fraudulent act, including larceny and embezzlement as defined in
Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A
Dishonest or Fraudulent Act does not
mean or include a reckless act, a negligent act, or a grossly negligent act.

H. Electronic Transmission means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones,
Telefacsimile, wireless device, or over the Internet.

I .  Employee means:
(1)  each officer, director, trustee, partner
or employee of the Insured, and
(2)  each officer, director, trustee, partner
or employee of any predecessor of
the Insured whose    principal assets are acquired
by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and
(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the
Insured, and
(4) each student who is an authorized intern of the Insured, while in any of the Insureds offices, and
(5) each officer, director, trustee, partner or employee of
  (a)  an investment adviser,
  (b)  an underwriter (distributor),
  (c) a transfer agent or shareholder accounting recordkeeper, or
  (d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or
(ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
(iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;
provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment
Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a Bank
(as defined in Section 2(a) of the Investment Company
Act of 1940), and
(6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and
(7)  each individual assigned to perform the
usual duties of an employee or officer
of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and
(8)  each officer, partner or employee of
  (a)  any Depository or Exchange,
  (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
  (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and
(9) in the case of an Insured which is an employee benefit plan (as defined in Section 3 of the Employee
Retirement Income Security Act of 1974 (ERISA)) for officers, directors or employees of another Insured
(In-House Plan), any fiduciary or other plan official
(within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity
 referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.  Exchange means any national securities
exchange registered under the
Securities Exchange Act of 1934.

K. Forgery means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive.
A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individuals own name, regardless of such individuals authority, capacity or purpose.

L.  Items of Deposit means one or more
checks or drafts.

M. Investment Company or Fund means an
investment company registered under
the Investment Company Act of 1940.

N. Limit of Liability means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading Limit of Liability in Item 3 of the Declarations or in any Rider for such Insuring
Agreement.

O.	Mysterious Disappearance means any
disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	Non-Fund means any corporation, business trust,
partnership, trust or other entity which is not an Investment Company.

Q.	Phone/Electronic Transaction Security Procedures
means security procedures for Phone/Electronic
Transactions as provided in writing to the Underwriter.

R.	Phone/Electronic Transaction means any
(1) redemption of shares issued by an Investment
Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.	Property means the following tangible items:
money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessors declared financial condition at the time of the Insureds consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T.	Securities means original negotiable or non
negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	Security Company means an entity which provides
or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	Self Regulatory Organization means any association
of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. Shareholder of Record means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated
(1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	Single Loss means:
(1)  all loss resulting from any one actual or attempted
Theft committed by one person, or
(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or
(4) all expenses incurred with respect to any one audit or examination, or
(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through
(3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	Telefacsimile means a system of transmitting and
reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	Theft means robbery, burglary or hold-up,
occurring with or without violence or the threat of violence.




SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil
commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insureds behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or
Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or
other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement
A, E or F.

E.	Loss resulting from any violation
by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory
Organization, regulating the issuance,
purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment
Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss of Property while in the custody
of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insureds contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but
not limited to interest and dividends,
not realized by the Insured because
of a loss covered under this Bond,
except when covered under Insuring
Agreement H.

H.	Loss in the form of (1)
damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender
of Property away from an office of the
Insured as a result of a threat
(1)	to do bodily harm to any person,
except loss of Property in transit in
the custody of any person acting as
messenger as a result of a threat to
do bodily harm to such person, if the
Insured had no knowledge of such threat
at the time such transit was initiated,
or
(2)	to do damage to the premises
 or Property of the Insured, unless
 such loss is otherwise covered under
Insuring Agreement A.

J.	All costs, fees and other
expenses incurred by the Insured in
establishing the existence of or amount
of loss covered under this Bond, except
to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments
made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible
Items of Deposit which are drawn upon a
financial institution outside the United
States of America, its territories and
possessions, or Canada.

M. Loss resulting from the Dishonest or
Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment
Company to persons other than (1) a person registered as a broker under the Securities
Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of
1933, which is not an individual.

 N.	Loss resulting from the use of credit,
debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption
or exchange of securities issued by an Investment
Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or
Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss
(1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and
(2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry
of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.









SECTION 3.  ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insureds rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named
Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriters written consent.

SECTION 4.  LOSS--NOTICE--PROOF--
LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insureds proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars.
The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C
(Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require.
The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four
(24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit.
If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual
Insurance Company, P.O. Box 730, Burlington,
Vermont 05402-0730.




SECTION 5.  DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured
(1)  becomes aware of facts, or
(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that
(1)  the value of any Property replaced by
the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;
(2)  the value of Securities which must
be produced to exercise subscription,
conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such
Property or privileges referred to
in clauses (1) and (2), their value
shall be fixed by agreement between
the parties or by arbitration before
an arbitrator or arbitrators acceptable
to the parties; and
(3) the value of books of accounts or
other records used by the Insured in
the conduct of its business shall be
limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable
Limit of Liability.  If the Underwriter
shall make payment to the Insured for
any loss of securities, the Insured
shall assign to the Underwriter all of the Insureds right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost
Securities, and in such case the
Insured shall cooperate to effect such
replacement.  To effect the replacement
of lost Securities, the Underwriter may
issue or arrange for the issuance of a
lost instrument bond.  If the value of
such Securities does not exceed the
applicable Deductible Amount (at the
time of the discovery of the loss),
the Insured will pay the usual premium
charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds
the applicable Deductible Amount (at
the time of discovery of the loss),
the Insured will pay a proportion of
the usual premium charged for the
lost instrument bond, equal to the
percentage that the applicable
Deductible Amount bears to the
value of such Securities upon
discovery of the loss, and will
indemnify the issuer of such bond
against all loss and expense that
is not recovered from the Underwriter
under the terms and conditions of this
Bond, subject to the applicable Limit
of Liability.

SECTION 8.  SALVAGE

If any recovery is made, whether by
the Insured or the Underwriter, on
account of any loss within the
applicable Limit of Liability
hereunder, the Underwriter shall
be entitled to the full amount of
such recovery to reimburse the
Underwriter for all amounts paid
hereunder with respect to such
loss.  If any recovery is made,
whether by the Insured or the
Underwriter, on account of any
loss in excess of the applicable
Limit of Liability hereunder plus
the Deductible Amount applicable
to such loss from any source other
than suretyship, insurance,
reinsurance, security or indemnity
taken by or for the benefit of the
Underwriter, the amount of such
recovery, net of the actual costs
and expenses of recovery, shall be
applied to reimburse the Insured
in full for the portion of such loss
in excess of such Limit of Liability,
and the remainder, if any, shall be
paid first to reimburse the Underwriter
for all amounts paid hereunder with
respect to such loss and then to the
Insured to the extent of the portion
of such loss within the Deductible Amount.
The Insured shall execute all documents
which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.	NON-REDUCTION
AND NON-ACCUMULATION OF LIABILITY
AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER;
OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring
Agreement, subject to the applicable
Deductible Amount and the other provisions of this Bond. Recovery for any Single
Loss may not be made under more than
one Insuring Agreement.  If any Single
Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the
contrary herein, if any loss covered
by this Bond shall also be covered
by other insurance or suretyship for
the benefit of the Insured, the
Underwriter shall be liable hereunder
only for the portion of such loss in
excess of the amount recoverable under
 such other insurance or suretyship,
but not exceeding the applicable Limit
of Liability of this Bond.



SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable
under any Insuring Agreement unless
the amount of the loss covered
thereunder, after deducting the net
amount of all reimbursement and/or
recovery received by the Insured with
respect to such loss (other than from
any other bond, suretyship or insurance
policy or as an advance by the
Underwriter hereunder) shall exceed the
applicable Deductible Amount;
in such case the Underwriter shall be
liable only for such excess, subject
to the applicable Limit of Liability
and the other terms of this Bond.

No Deductible Amount shall apply to any
loss covered under Insuring Agreement
A sustained by any Investment Company
named as an Insured.

SECTION 13.  TERMINATION

The Underwriter may terminate this
Bond as to any Insured or all Insureds
only by written notice to such Insured
or Insureds and, if this Bond is
terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.
Notwithstanding the foregoing, when the
Insured terminates this Bond as to any
Investment Company, the effective date
of termination shall be not less than
sixty (60) days from the date the
Underwriter provides written notice
of the termination to each such
Investment Company terminated thereby
and to the Securities and Exchange
Commission, Washington, D.C.

This Bond will terminate as to any
Insured that is a Non-Fund immediately
and without notice upon (1) the
takeover of such Insureds business
by any State or Federal official or
agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective
date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriters standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two
(2) business days of such detection,
shall notify the Underwriter with full
and complete particulars of the detected
Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection
occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any
Employee by written notice from the
Underwriter to each Insured and, if such Employee is an Employee of an Insured
Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insureds business by any State or Federal official or agency, or by any receiver or liquidator.
Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insureds business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (Systems), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss
(the Depositorys Recovery); in such case the Underwriter shall be liable hereunder only for the Insureds share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insureds share of such excess loss,
(1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depositorys Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depositorys Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insureds share of such excess loss shall be the amount of the Insureds interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter
hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the
Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other
Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or
have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13,
knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any
reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute
"the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees
(or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned
by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting
securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriters authorized representative. Any
Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment
Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each
Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.


ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Merrill Lynch Investment Managers International Limited
Fund Asset Management, L.P.
Merrill Lynch Asset Management U.K. Limited
FAM Distributors, Inc.
Merrill Lynch Investment Managers, LLC
Apex Municipal Fund, Inc.
Merrill Lynch Balanced Capital Fund, Inc.
CMA Government Securities Fund
CMA Money Fund
CMA Multi-State Municipal Series Trust
CMA Tax-Exempt Fund
CMA Treasury Fund
Merrill Lynch Bond Fund, Inc.
Corporate High Yield Fund, Inc.
Corporate High Yield Fund III, Inc.
Debt Strategies Fund, Inc.
Merrill Lynch Developing Capital Markets Fund, Inc.
Merrill Lynch Disciplined Equity Fund, Inc.
Merrill Lynch EuroFund
Financial Institutions Series Trust
Merrill Lynch Basic Value Fund, Inc.
Merrill Lynch Value Opportunities Fund, Inc.
Merrill Lynch Global Financial Services Fund, Inc.
Merrill Lynch Focus Value Fund, Inc.
Fund Asset Management Master Trust
Merrill Lynch Fundamental Growth Fund, Inc.
Merrill Lynch Funds For Institutions Series
Merrill Lynch Global Allocation Fund, Inc.
Global Financial Services Master Trust
Merrill Lynch Focus Twenty Fund, Inc.
Merrill Lynch Senior Floating Rate Fund II, Inc.
Merrill Lynch U.S. High Yield Fund, Inc.
Merrill Lynch Global Growth Fund, Inc.
Merrill Lynch Global SmallCap Fund, Inc.
Merrill Lynch Global Technology Fund, Inc.
Merrill Lynch Global Value Fund, Inc.
Merrill Lynch Healthcare Fund, Inc.
Merrill Lynch Index Funds, Inc.
Merrill Lynch Investment Managers Funds, Inc.
Merrill Lynch Large Cap Series Funds, Inc.
Merrill Lynch Latin America Fund, Inc.
Master Basic Value Trust
Master Focus Twenty Trust
Master Large Cap Series Trust
Master Senior Floating Rate Trust
Master Value Opportunities Trust
Master U.S. High Yield Trust
Mercury Basic Value Fund, Inc.
Mercury Funds, Inc.
Mercury Funds II
Mercury Master Trust
Merrill Lynch Strategy Series, Inc.
Merrill Lynch California Municipal Series Trust
Merrill Lynch Equity Dividend Fund
Merrill Lynch Multi-State Municipal Series Trust
Merrill Lynch Municipal Bond Fund, Inc.
FAM Series Fund, Inc
FAM Variable Series Funds, Inc.
MuniAssets Fund, Inc.
MuniEnhanced Fund, Inc.
MuniHoldings California Insured Fund, Inc.
MuniHoldings Florida Insured Fund
MuniHoldings Fund, Inc.
MuniHoldings Fund II, Inc.
MuniHoldings Insured Fund, Inc.
MuniHoldings Insured Fund II, Inc.
MuniYield Michigan Insured Fund II, Inc.
MuniHoldings New Jersey Insured Fund, Inc.
MuniHoldings New York Insured Fund, Inc.
MuniVest Fund, Inc.
MuniVest Fund II, Inc.
MuniYield Arizona Fund, Inc.
MuniYield California Fund, Inc.
MuniYield California Insured Fund, Inc.
MuniYield Florida Fund
MuniYield Florida Insured Fund
MuniYield Fund, Inc.
MuniYield Insured Fund, Inc.
MuniYield Michigan Insured Fund, Inc.
MuniYield New Jersey Fund, Inc.
MuniYield New Jersey Insured Fund, Inc.
MuniYield New York Insured Fund, Inc.
MuniYield Pennsylvania Insured Fund
MuniYield Quality Fund, Inc.
MuniYield Quality Fund II, Inc.
Merrill Lynch Natural Resources Trust
Merrill Lynch Pacific Fund, Inc.
Quantitative Master Series Trust
Merrill Lynch Ready Assets Trust
Merrill Lynch Retirement Series Trust
The S&P 500 Protected Equity Fund, Inc.
Merrill Lynch Senior Floating Rate Fund, Inc.
Senior High Income Portfolio, Inc.
Merrill Lynch Short-Term U.S. Government Fund, Inc.
The Asset Program, Inc.
The Europe Fund, Inc.
Merrill Lynch U.S. Government Fund
Merrill Lynch U.S. Treasury Money Fund
Merrill Lynch USA Government Reserves
Merrill Lynch Utilities & Telecommunications Fund, Inc.
Merrill Lynch World Income Fund, Inc.
Corporate High Yield Fund V, Inc.
Master Institutional Money Market Trust
The GNMA Fund Investment Accumulation Program, Inc.
Merrill Lynch Principal Protected Trust
Merrill Lynch Municipal Series Trust
Master Money Trust
Master Government Securities Trust
Master Tax-Exempt Trust
Master Treasury Trust
Preferred Income Strategies Fund, Inc.
WCMA Money Fund
WCMA Government Securities Fund
WCMA Tax-Exempt Fund
WCMA Treasury Fund
Corporate High Yield Fund VI, Inc.
Preferred and Corporate Income Strategies Fund, Inc.
Muni Intermediate Duration Fund, Inc.
Muni New York Intermediate Duration Fund, Inc.
Master Bond Trust
Floating Rate Income Strategies Fund, Inc.
Master Inflation Protected Trust
Merrill Lynch Inflation Protected Fund
Master Real Investment Trust
Merrill Lynch Real Investment Fund
Capital and Income Strategies Fund, Inc.
Floating Rate Income Strategies Fund II, Inc.
Massachusetts Health & Education Tax Exempt Trust
Multi-Strategy Hedge Opportunities LLC
Diversified Income Strategies Portfolio, Inc.
Enhanced Equity Yield Fund, Inc.
Enhanced Equity Yield & Premium Fund, Inc.
Multi-Strategy Hedge Advantage
Managed Account Series
FDP Series, Inc.
Enhanced Government Fund, Inc.
Merrill Lynch Global Equity Opportunities Fund
Lebenthal Funds, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond
(other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (Non-Fund) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or
2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring
Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular
 Computer Security Procedure in a particular instance will not preclude coverage under this Insuring
Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions.  The following terms used in this
Insuring Agreement shall have the following meanings:

a.	"Authorized User" means any person or entity
designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	Computer Fraud means the unauthorized
entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party
anywhere, alone or in collusion with other
Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent
(a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or
delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	Computer Security Procedures means procedures
for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	"Covered Computer System" means any Computer
System as to which the Insured has possession, custody and control.

e.	"Unauthorized Third Party" means any person
or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	"User Identification" means any unique user
name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions.  It is further understood and
agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A,
"Fidelity," of this Bond; and

b.	Any loss resulting directly or indirectly
from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure
to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud
committed by or in collusion with:

(1)	any Authorized User (whether a natural
person or an entity); or

(2)	in the case of any Authorized User which
is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User
(Related Entity), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a
natural person, (a) any entity for which such Authorized
User is a director, officer, partner,
employee or agent (Employer Entity), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (Employer-Related Entity), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or
destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed
by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by
Computer Fraud (including, without limitation, disruption of business and extra expense); and

gh.	Payments made to any person(s) who has threatened to
deny or has denied authorized access to a Covered Computer
System or otherwise has threatened to
disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

It is further understood and agreed that notwithstanding
Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $135,000,000 for the Bond Period, irrespective of the total amount of any such loss or losses.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not
less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the
Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E,
Forgery or Alteration, and Insuring Agreement F,
Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholders bank account of record; or

(3) written request to a trustee or custodian for a Designated Retirement Account (DRA) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and
(b) directs such trustee
or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another
DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single
Loss as described above shall be $50,000 and that
 the Insured shall bear 20% of each such loss.
This Rider shall not apply in the case of any such Single Loss which exceeds $50,000;
in such case the Deductible Amounts and
Limits of Liability set forth in Item 3
of the Declarations shall control.

For purposes of this Rider:

(A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party
Check, unless

(1)	such Third Party Check is used to open or
increase an account which is registered in the name of one or more of the payees on such Third
Party Check, and

(2)	reasonable efforts are made by the Insured,
or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably
appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an
amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged
for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond,
Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each Reporting Period, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment
Companies or portfolios, unless said
prospectuses and statements of additional information have been previously submitted.
Following the end of a Reporting Period, any Newly Created Investment Company or portfolio created within the preceding
Reporting Period will continue to be an
Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment
Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created
Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one Reporting Period.

For purposes of this Rider, Reporting Period shall mean June 10 through August 31, September 1 through November 30, December 1 through February 28 or March 1 through June 10.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

Most property and casualty insurers, including ICI
Mutual Insurance Company (ICI Mutual), are subject to the requirements of the Terrorism Risk
Insurance Act of 2002 (the Act). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future insured losses resulting from certified acts of terrorism.
(Each of these bolded terms is defined by the Act.)
The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI
Mutual caused by certified acts of terrorism will be partially reimbursed by the United States government under a formula established by the Act.
Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutuals insured losses in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.
If total insured losses of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for acts of terrorism.
However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for acts of terrorism is one percent (1%).

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8


INSURED										BOND NUMBER

Merrill Lynch Investment Managers, L.P.						87124106B
EFFECTIVE DATE				BOND PERIOD			AUTHORIZED REPRESENTATIVE

June 10, 2006		     June 10, 2006 to June 10, 2007		/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, Section 13.
is hereby amended to read as follows:

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.
Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment
Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insureds business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed pro rata if this Bond is terminated by the Insured or by the Underwriter.
However, in the event the Underwriter has received any notice under Section 4. of this Bond, no return of unearned premium shall be due if this Bond is cancelled by the Insured.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft.
The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected
Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.


JOINT FIDELITY BOND AGREEMENT

AGREEMENT made as of June 10, 2006 by and between

MERRILL LYNCH INVESTMENT MANAGERS, L.P.
FUND ASSET MANAGEMENT, L.P.
FAM DISTRIBUTORS, INC.
MERRILL LYNCH ASSET MANAGEMENT U.K. LIMITED
MERRILL LYNCH INVESTMENT MANAGERS INTERNATIONAL LIMITED
MERRILL LYNCH INVESTMENT MANAGERS, LLC
MERRILL LYNCH BALANCED CAPITAL FUND, INC.
MERRILL LYNCH READY ASSETS TRUST
MERRILL LYNCH VALUE OPPORTUNITIES FUND, INC.
MERRILL LYNCH BOND FUND, INC.
MERRILL LYNCH BASIC VALUE FUND, INC.
MERRILL LYNCH MUNICIPAL BOND FUND, INC.
MASTER MONEY TRUST
CMA MONEY FUND
MERRILL LYNCH PACIFIC FUND, INC.
MASTER TAX EXEMPT TRUST
CMA TAX EXEMPT FUND
FAM SERIES FUND, INC.
MASTER GOVERNMENT SECURITIES TRUST
CMA GOVERNMENT SECURITIES FUND
FAM VARIABLE SERIES FUNDS, INC.
MERRILL LYNCH RETIREMENT SERIES TRUST
FINANCIAL INSTITUTIONS SERIES TRUST
MERRILL LYNCH NATURAL RESOURCES TRUST
MERRILL LYNCH FOCUS VALUE FUND, INC.
MERRILL LYNCH U.S.A. GOVERNMENT RESERVES
MERRILL LYNCH HEALTHCARE FUND, INC.
MERRILL LYNCH U.S. GOVERNMENT FUND
MERRILL LYNCH MULTI STATE MUNICIPAL SERIES TRUST
MERRILL LYNCH CALIFORNIA MUNICIPAL SERIES TRUST
MERRILL LYNCH MUNICIPAL SERIES TRUST
MERRILL LYNCH EUROFUND
MERRILL LYNCH EQUITY DIVIDEND FUND
CMA MULTI STATE MUNICIPAL SERIES TRUST
MERRILL LYNCH WORLD INCOME FUND, INC.
MUNIVEST FUND, INC.
MUNIENHANCED FUND, INC.
MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
MERRILL LYNCH UTILITIES AND TELECOMMUNICATIONS FUND, INC.
APEX MUNICIPAL FUND, INC.
MERRILL LYNCH DEVELOPING CAPITAL MARKETS FUND, INC.
MERRILL LYNCH FUNDS FOR INSTITUTIONS SERIES
MASTER TREASURY TRUST
CMA TREASURY FUND
MERRILL LYNCH U.S. TREASURY MONEY FUND
MERRILL LYNCH SHORT TERM U.S. GOVERNMENT FUND, INC.
MERRILL LYNCH LATIN AMERICA FUND, INC.
MUNIYIELD FUND, INC.
MUNIYIELD FLORIDA FUND
MUNIYIELD CALIFORNIA FUND, INC.
MUNIYIELD MICHIGAN INSURED FUND II, INC.
MUNIYIELD NEW YORK INSURED FUND, INC.
MUNIYIELD INSURED FUND, INC.
MUNIYIELD NEW JERSEY FUND, INC.
MUNIYIELD QUALITY FUND, INC.
MUNIYIELD CALIFORNIA INSURED FUND, INC.
MUNIYIELD QUALITY FUND II, INC.
MUNIYIELD FLORIDA INSURED FUND
MUNIYIELD MICHIGAN INSURED FUND, INC.
MUNIYIELD NEW JERSEY INSURED FUND, INC.
MUNIYIELD PENNSYLVANIA INSURED FUND
MERRILL LYNCH FUNDAMENTAL GROWTH FUND, INC.
MUNIVEST FUND II, INC.
SENIOR HIGH INCOME PORTFOLIO, INC.
MUNIASSETS FUND, INC.
CORPORATE HIGH YIELD FUND, INC.
MUNIYIELD ARIZONA FUND, INC.
MERRILL LYNCH GLOBAL SMALLCAP FUND, INC.
THE ASSET PROGRAM, INC.
MERRILL LYNCH GLOBAL VALUE FUND, INC.
MERCURY FUNDS II
MERRILL LYNCH INDEX FUNDS, INC.
QUANTITATIVE MASTER SERIES TRUST
MUNIHOLDINGS FUND, INC.
MERRILL LYNCH GLOBAL GROWTH FUND, INC.
MUNIHOLDINGS NEW YORK INSURED FUND, INC.
MUNIHOLDINGS FLORIDA INSURED FUND
CORPORATE HIGH YIELD FUND III, INC.
MUNIHOLDINGS FUND II, INC.
MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.
MUNIHOLDINGS NEW JERSEY INSURED FUND, INC.
DEBT STRATEGIES FUND, INC.
MERRILL LYNCH U.S. HIGH YIELD FUND, INC.
MUNIHOLDINGS INSURED FUND, INC.
MERRILL LYNCH GLOBAL TECHNOLOGY FUND, INC.
MERCURY MASTER TRUST
MERCURY FUNDS, INC.
MUNIHOLDINGS INSURED FUND II, INC.
MERRILL LYNCH SENIOR FLOATING RATE II, INC.
MERRILL LYNCH DISCIPLINED EQUITY FUND, INC.
GLOBAL FINANCIAL SERVICES MASTER TRUST
MERRILL LYNCH GLOBAL FINANCIAL SERVICES FUND, INC.
THE S&P 500 PROTECTED EQUITY FUND, INC.
MASTER FOCUS TWENTY TRUST
MERRILL LYNCH FOCUS TWENTY FUND, INC.
MASTER LARGE CAP SERIES TRUST
MERRILL LYNCH LARGE CAP SERIES FUNDS, INC.
MERRILL LYNCH STRATEGY SERIES, INC.
THE EUROPE FUND, INC.
MASTER VALUE OPPORTUNITIES TRUST
MASTER U.S. HIGH YIELD TRUST
FUND ASSET MANAGEMENT MASTER TRUST
MERRILL LYNCH INVESTMENT MANAGERS FUNDS, INC.
MASTER SENIOR FLOATING RATE TRUST
MASTER BASIC VALUE TRUST
MERCURY BASIC VALUE FUND, INC.
CORPORATE HIGH YIELD FUND V, INC.
MASTER INSTITUTIONAL MONEY MARKET TRUST
THE GNMA FUND INVESTMENT ACCUMULATION PROGRAM, INC.
MERRILL LYNCH PRINCIPAL PROTECTED TRUST
PREFERRED INCOME STRATEGIES FUND, INC.
WCMA MONEY FUND
WCMA GOVERNMENT SECURITIES FUND
WCMA TAX EXEMPT FUND
WCMA TREASURY FUND
CORPORATE HIGH YIELD FUND VI, INC.
PREFERRED AND CORPORATE INCOME STRATEGIES FUND, INC.
MUNI INTERMEDIATE DURATION FUND, INC.
MUNI NEW YORK INTERMEDIATE DURATION FUND, INC.
MASTER BOND TRUST
FLOATING RATE INCOME STRATEGIES FUND, INC.
MASTER INFLATION PROTECTED TRUST
MERRILL LYNCH INFLATION PROTECTED FUND
MASTER REAL INVESTMENT TRUST
MERRILL LYNCH REAL INVESTMENT FUND
CAPITAL AND INCOME STRATEGIES FUND, INC.
FLOATING RATE INCOME STRATEGIES FUND II, INC.
MASSACHUSETTS HEALTH & EDUCATION TAX EXEMPT TRUST
MULTI STRATEGY HEDGE OPPORTUNITIES LLC
DIVERSIFIED INCOME STRATEGIES PORTFOLIO, INC.
ENHANCED EQUITY YIELD FUND, INC.
ENHANCED EQUITY YIELD & PREMIUM FUND, INC.
MULTI STRATEGY HEDGE ADVANTAGE
MANAGED ACCOUNT SERIES
FDP SERIES, INC.
ENHANCED GOVERNMENT FUND, INC.
MERRILL LYNCH GLOBAL EQUITY OPPORTUNITIES FUND
LEBENTHAL FUNDS, INC.

W I T N E S S E T H
  WHEREAS, the above named registered investment companies (the Funds), investment advisers and distributor (jointly referred to as the Insureds)
are joint named Insureds under a bond issued by ICI Mutual Insurance
Company (the Bond);
  WHEREAS, Rule 17g 1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named Insureds containing certain provisions regarding the respective shares to be received by said Insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;
  NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:
  1.	Joint Insured Bond.  The Insureds shall maintain in effect a joint fidelity insurance Bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Bond is issued, insuring the Insureds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds.  The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g1.
  2.	Allocation of Premium.  Each party hereto shall pay a percentage of the total premium of the bonds which equals the portion of the aggregate amount of coverage allocated to such party.
  3.	Allocation of Proceeds.
    (a)  If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.
    (b) If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:
        (i)  Each party except Merrill Lynch Investment Managers, L.P.,
Fund Asset Management, L.P., Merrill Lynch Asset Management U.K.
Limited, Merrill Lynch Investment Managers International Limited,
Merrill Lynch Investment Managers, LLC and FAM Distributors, Inc
sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity Bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g1).  Merrill Lynch Investment Managers, L.P.,
Fund Asset Management, L.P., Merrill Lynch Asset Management U.K. Limited, Merrill Lynch Investment Managers International Limited, and FAM Distributors, Inc shall be allocated an amount equal to the lesser of its actual loss or $2,500,000; Merrill Lynch Investment Managers, LLC shall be allocated an amount equal to the lesser of its actual loss or $525,000; and
         (ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party's loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties.  If such allocation would result in any party's receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.
  4.	Claims and Settlements.	Each party shall, within ten days after
the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.
  5.	Modifications and Withdrawal.  Each party hereby consents to additional investment companies advised by Merrill Lynch Investment
Managers, L.P., Fund Asset Management, L.P., Merrill Lynch Asset
Management U.K. Limited, Merrill Lynch Investment Managers International Limited, or Merrill Lynch Investment Managers, LLC being named as a joint insured under the Bond and this Agreement.  If pursuant to Rule
17g 1 any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate.  This Agreement shall be so modified with the written consent of a majority of the parties.  Any party may withdraw from this Agreement that any time and cease to be a party hereto
(except with respect to losses occurring prior to such withdrawal)
by giving not less than thirty days prior written notice to the other parties of such withdrawal.  Upon withdrawal,such party shall cease to be a named insured on the Bond an shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.
  6.	Governing Law.  This Agreement shall be construed in
accordance with the laws of the State of New Jersey.
  7.	No Assignment.  This Agreement is not assignable.
  8.	Notices.  All Notices and other communications hereunder
shall be in writing and shall be addressed to the appropriate party at P.O. Box 9011, Princeton, NJ 08543 9011.
  IN WITNESS WHEREOF, each of the parties hereto had duly executed this Agreement as of the day and year first written above.

By: /S/ Donald C. Burke
    -------------------
Donald C. Burke, Vice President of Merrill Lynch Funds
For Institutions Series; Master Institutional Money
Market Trust and FAM Distributors, Inc.; and Treasurer
of Merrill Lynch Investment Managers, L.P.; Fund Asset
Management, L.P.; Merrill Lynch Asset Management U.K.
Limited; Merrill Lynch Short Term U.S. Government Fund,
Inc.; FAM Variable Series Funds, Inc.; FAM Series Fund,
Inc.; Merrill Lynch U.S. Government Mortgage Fund;
Merrill Lynch Fundamental Growth Fund, Inc.; Corporate
High Yield Fund, Inc.; Merrill Lynch Bond Fund, Inc.;
MuniYield Fund, Inc.; MuniYield Florida Fund; MuniYield
California Fund, Inc.; MuniYield Michigan Insured
Fund II, Inc.; MuniYield New York Insured Fund, Inc.;
MuniYield Insured Fund, Inc.; MuniYield New Jersey Fund,
Inc.; Merrill Lynch Latin America Fund, Inc.; Merrill
Lynch Natural Resources Trust; Merrill Lynch Retirement
Series Trust; Merrill Lynch Ready Assets Trust; Merrill
Lynch Basic Value Fund, Inc.; Merrill Lynch Balanced
Capital Fund, Inc.; Merrill Lynch U.S.A. Government
Reserves; Merrill Lynch Municipal Bond Fund, Inc.;
MuniVest Fund, Inc.; Merrill Lynch World Income Fund,
Inc.; MuniEnhanced Fund, Inc.; Apex Municipal Fund, Inc.;
Merrill Lynch U.S. Treasury Money Fund; MuniYield
Quality Fund, Inc.; MuniYield California Insured Fund,
Inc.; MuniYield Quality Fund II, Inc.; Merrill Lynch
Developing Capital Markets Fund, Inc.; MuniYield
Florida Insured Fund; MuniYield Michigan Insured
Fund, Inc.; MuniYield New Jersey Insured Fund, Inc.;
MuniYield Pennsylvania Insured Fund; MuniVest Fund
II, Inc.; MuniAssets, Inc.; MuniYield Arizona Fund,
Inc.; The Asset Program, Inc.; Merrill Lynch Global
Value Fund, Inc.; Merrill Lynch Index Funds, Inc.;
Quantitative Master Series Trust; CMA Money Fund;
CMA Tax Exempt Fund; CMA Government Securities Fund;
CMA Treasury Fund; Merrill Lynch Pacific Fund, Inc.;
Merrill Lynch Focus Value Fund, Inc.; Merrill Lynch
Healthcare Fund, Inc.; Financial Institutions Series
Trust; Merrill Lynch EuroFund; CMA Multi State
Municipal Series Trust; Merrill Lynch Global
SmallCap Fund, Inc.; Merrill Lynch Municipal Series
Trust; Merrill Lynch Utilities and Telecommunications
Fund, Inc.; Merrill Lynch Senior Floating Rate Fund,
Inc.; Senior High Income Portfolio, Inc.; MuniHoldings
Fund, Inc.; Merrill Lynch California Municipal Series
Trust; Merrill Lynch Multi State Municipal Series Trust;
Merrill Lynch Growth Fund; Merrill Lynch Utility
Income Fund; Merrill Lynch Global Allocation Fund,
Inc.; Merrill Lynch Global Growth Fund, Inc.;
MuniHoldings New York Insured Fund, Inc.;
MuniHoldings California Insured Fund, Inc.;
MuniHoldings Florida Insured Fund; Corporate High
Yield Fund III, Inc.; MuniHoldings Fund II, Inc.;
MuniHoldings New Jersey Insured Fund, Inc.;
Debt Strategies Fund, Inc.; Merrill Lynch U.S. High
Yield Fund, Inc.; MuniHoldings Insured Fund, Inc.;
Merrill Lynch Global Technology Fund, Inc.; Mercury
Master Trust; Mercury Funds, Inc.; MuniHoldings
Insured Fund II, Inc.; Merrill Lynch Senior Floating
Rate Fund II, Inc.; Merrill Lynch Disciplined Equity
Fund, Inc.; Global Financial Services Master Trust;
Merrill Lynch Global Financial Services Fund, Inc.;
The S&P 500 Protected Equity Fund, Inc.; Master Focus
Twenty Trust; Merrill Lynch Focus Twenty Fund, Inc.;
Master Large Cap Series Trust; Merrill Lynch Large
Cap Series Funds, Inc.; Merrill Lynch Strategy Series,
Inc.; Merrill Lynch Equity Dividend Fund; The Europe
Fund, Inc.; Master U.S. High Yield Trust; Fund Asset
Management Master Trust; Merrill Lynch Investment
Managers Funds, Inc.; Master Senior Floating Rate
Trust; Mercury Senior Floating Rate Fund, Inc.; Master
Basic Value Trust; Mercury Basic Value Fund, Inc.;
Mercury Funds II; Corporate High Yield Fund V, Inc.;
The GNMA Fund Investment Accumulation Program, Inc.;
Master Money Trust; Master Tax Exempt Trust; Master
Government Securities Trust; Master Treasury Trust;
Merrill Lynch Principal Protected Trust; Preferred
Income Strategies Fund, Inc.; WCMA Money Fund; WCMA
Government Securities Fund; WCMA Tax-Exempt Fund;
WCMA Treasury Fund; Corporate High Yield Fund VI,
Inc.; Preferred and Corporate Income Strategies Fund,
Inc.; Muni Intermediate Duration Fund, Inc.; Muni New
York Intermediate Duration Fund, Inc.; Master Bond
Trust; Floating Rate Income Strategies Fund, Inc.;
Master Inflation Protected Trust; Merrill Lynch
Inflation Protected Bond Fund; Master Real Investment
Trust; Merrill Lynch Real Investment Fund; Capital and
Income Strategies Fund, Inc.; Floating Rate Income
Strategies Fund II, Inc.; Massachusetts Health &
Education Tax Exempt Trust; Multi Strategy Hedge
Opportunities LLC; Diversified Income Strategies
Portfolio, Inc. and Enhanced Equity Yield Fund, Inc.;
Enhanced Equity Yield & Premium Fund, Inc.; Multi
Strategy Hedge Advantage; Managed Account Series; FDP
Series, Inc.; Enhanced Government Fund, Inc.; Merrill
Lynch Global Equity Opportunities Fund; and Lebenthal
Funds, Inc.


By: /S/ Robert W. Fairbairn
    ------------------------
Robert W. Fairbairn, Chairman
Merrill Lynch Investment Managers International
Limited


By: /S/ Francis M. Porcelli
    -------------------------
Francis M. Porcelli, President
Merrill Lynch Investment Managers,LLC


Fidelity Bond
Form of Resolutions

RESOLVED, that the terms and amount of joint insured fidelity bond to be obtained from ICI Mutual Insurance Company in the amount of $135,000,000 covering Merrill Lynch Investment Managers, L.P., Fund Asset Management, L.P., Merrill Lynch Asset Management U.K. Limited, Merrill Lynch Investment Managers International Ltd., and Merrill Lynch Investment Managers, LLC (the Advisers), registered investment companies advised or managed by the Advisers, and FAM Distributors, Inc. (the Distributor), of which approximately $__________ of coverage will be allocated to the Fund (see attached allocation), be, and they hereby are approved in substantially the form presented at the meeting with such changes as counsel deems necessary; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized to pay the amount of the total premium allocated to the Fund for the year payable with respect to such bond as described in the Joint Fidelity Bond Agreement and outlined in the attached Allocation of Premium; and

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insured, the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the value of the assets of the Fund, the type and terms of the arrangements made for custody of the Fund's assets, and the nature of the securities in the Fund's portfolio; and

FURTHER RESOLVED, that this Board has determined that the benefits of obtaining fidelity bond coverage from ICI Mutual, including the opportunity to obtain stable,low-cost insurance coverage from ICI Mutual, justify paying the Reserve Premium and making the commitments for additional payments to ICI Mutual, including acceptance of restrictions upon the withdrawal of the Reserve Premium; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to execute such other documents and take such other action as may be deemed necessary or desirable to effect the Fund's purchase of a fidelity bond from ICI Mutual including but not limited to executing a signature commitment to ICI Mutual and obtaining a Letter of Credit from State Street Bank and Trust Company; and

FURTHER RESOLVED, that the form of Joint Insured Fidelity Bond Agreement between the Fund and the other named joint insureds, in substantially the form presented at the meeting is approved with such further changes therein as any officer of the Fund may deem necessary or advisable with the advice of counsel, such officers execution of the Agreement to be conclusive evidence of this determination; and

FURTHER RESOLVED, that any officer of the Fund is authorized to execute and deliver such Agreement on behalf of the Fund; and

FURTHER RESOLVED, that the fidelity bond premiums paid by the Fund pursuant to Rule 17g-1 under the 1940 Act shall be reallocated from time to time to allow for changes during the policy year arising from the addition of joint insureds to the bond, the growth or loss of gross assets of the Fund during the year requiring additional or reduced coverage in accordance with Rule 17g-1
(d) under the Investment Company Act of 1940, as amended (the 1940 Act), or the liquidation or merger of named insureds; and

FURTHER RESOLVED, that the following practices are hereby adopted as the procedures for allocating and reallocating fidelity bond premium expense among the named joint insureds: (i) the joint fidelity bond premium expense allocated to each named insured will be based on the amount of coverage assigned to each named insured from time to time, and (ii) coverage for the Fund under the joint insured bond will be based on the amount of coverage required by Rule 17g-1 (d) under the 1940 Act from time to time plus additional coverage to allow for reasonable growth of the Fund; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to implement the foregoing procedures by, among other things: (i) monitoring the amount of fidelity bond coverage assigned to the Fund and, if necessary, increasing or decreasing such coverage to comply with the Boards procedures, and (ii) if necessary, reallocating the joint fidelity bond expense in accordance with the foregoing procedures for allocating the premium adopted by the Board; and

FURTHER RESOLVED, that the Secretary is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized and directed to take such action as they deem it necessary and appropriate with respect to obtaining additional fidelity bond coverage as they deem it becomes necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.


2006-2007 Fidelity Bond Allocation (based on May 31, 2006 gross assets)



						FIDELITY
						LIMIT OF	 FIDELITY
						LIABILITY	 PREMIUM


Master Basic Value Trust			2,500,000	15,820.41
     Mercury Basic Value Fund, Inc.
     ML Basic Value Fund, Inc.
ML Balanced Capital Fund, Inc.		        1,700,000	10,757.88
ML Natural Resources Trust			  750,000	 4,746.12
ML Ready Assets Trust				2,500,000	15,820.41
Master  Value Opportunities Trust    		1,900,000	12,023.51
     ML Value Opportunities Fund Inc.
U.S. Treasury Money Fund			  400,000 	 2,531.27
ML USA Government Reserves			  600,000 	 3,796.90
MuniYield Pennsylvania Insured Fund		  750,000 	 4,746.12
MuniYield New Jersey Insured Fund, Inc.	          600,000 	 3,796.90
MuniYield Michigan Insured Fund, Inc.	 	  750,000 	 4,746.12
MuniYield Florida Insured Fund			  600,000 	 3,796.90
ML Global Growth Fund, Inc.			  900,000 	 5,695.35
ML Disciplined Equity Fund, Inc.		  300,000 	 1,898.45
FAM Series Fund, Inc.    			1,900,000	12,023.51
Quantitative Master Series Trust 		2,500,000	15,820.41
   ML Index Funds, Inc.
The S&P 500 Protected Equity Fund, Inc.	          400,000	 2,531.27
ML Strategy Series, Inc."			  525,000	 3,322.29
Muni Intermediate Duration Fund, Inc.		1,000,000        6,328.16
Muni New York Intermediate Duration Fund, Inc.	  450,000	 2,847.67

Master Government Securities Trust		1,250,000	 7,910.21
     CMA Govt Securities Fund/
     WCMA Govt Securities Fund
Master Money Trust 				2,500,000	15,820.41
     CMA Money Fund
     WCMA Money Fund
Master Tax-Exempt Trust		  	        2,500,000	15,820.41
     CMA Tax-Exempt Fund
     WCMA Tax-Exempt Fund
CMA Multi-State Muni Series Trust		2,500,000	15,820.41
Master Bond Trust				2,100,000	13,289.15
    Core Bond Portfolio of ML Bond Fund, Inc.
ML Bond Fund, Inc.			        1,500,000	 9,492.25
ML Municipal Bond Fund, Inc. 		        1,900,000	12,023.51
ML Municipal Intermediate Term Fund		  600,000	 3,796.90
ML Equity Dividend Fund				  900,000	 5,695.35
MuniVest Fund, Inc.				1,000,000	 6,328.16
ML Utilities and Telecommunications Fund, Inc.	  525,000	 3,322.29
Master Treasury Trust				1,250,000	 7,910.21
     CMA Treasury
     WCMA Treasury
MuniVest Fund II, Inc.			          750,000        4,746.12
Senior High Income Portfolio, Inc.		  750,000	 4,746.12
MuniHoldings Fund, Inc.			          750,000	 4,746.12
MuniHoldings Florida Insured Fund		1,000,000	 6,328.16
MuniHoldings New York Insured Fund, Inc.	1,000,000	 6,328.16
Debt Strategies Fund, Inc.			1,250,000	 7,910.21
MuniHoldings Fund II, Inc.			  750,000	 4,746.12
MuniHoldings New Jersey Insured Fund, Inc.	  900,000	 5,695.35
Master U.S. High Yield Trust			  600,000	 3,796.90
     ML U.S. High Yield Fund, Inc.
MuniHoldings Insured Fund, Inc.		          750,000	 4,746.12
Master Senior Floating Rate Trust		1,250,000	 7,910.21
     ML Senior Floating Rate Fund II, Inc.
     ML Senior Floating Rate Fund, Inc.
Global Financial Services Master Trust		  525,000	 3,322.29
     Merrill Lynch Global Financial
     Services Fund, Inc.
ML EuroFund					1,000,000	 6,328.16
ML Pacific Fund, Inc.				1,250,000	 7,910.21
ML Healthcare Fund, Inc.			  750,000	 4,746.12
ML Global Allocation Fund, Inc.		        2,500,000	15,820.41
ML Developing Capital Markets Fund, Inc.	  750,000	 4,746.12
ML Latin America Fund, Inc.			  750,000	 4,746.12
ML Global SmallCap Fund, Inc.			1,250,000	 7,910.21
ML Global Value Fund, Inc.			1,000,000	 6,328.16
ML Global Technology Fund, Inc.		          750,000	 4,746.12
Floating Rate Income Strategies Fund, Inc.	  750,000	 4,746.12
Floating Rate Income Strategies Fund II, Inc.	  750,000	 4,746.12
Diversified Income Strategies Portfilio		  750,000	 4,746.12
ML Global Equity Opportunities Fund		  600,000	 3,796.90

ML U.S. Government Fund				1,700,000	10,757.88
ML Focus Value Fund, Inc.			  750,000	 4,746.12
ML Retirement Rsrvs Money Fund			2,500,000	15,820.41
FAM Variable Series Funds, Inc.		        2,500,000	15,820.46
Summit Cash Reserves Fund			  400,000	 2,531.27
Apex Municipal Fund, Inc.			  600,000	 3,796.90
ML Short-Term U.S. Government Fund, Inc.	  600,000	 3,796.90
MuniYield Insured Fund, Inc.			1,500,000	 9,492.25
ML Fundamental Growth Fund, Inc.		2,500,000	15,820.41
Corporate High Yield Fund, Inc.		          750,000	 4,746.12
MuniAssets Fund, Inc.				  750,000	 4,746.12
The Asset Program, Inc.			          750,000	 4,746.12
Corporate High Yield Fund III, Inc.		  750,000	 4,746.12
MuniHoldings Insured Fund II, Inc.		  900,000	 5,695.35
Corporate High Yield V, Inc.			  900,000	 5,695.35
Corporate High Yield Fund VI, Inc.		  900,000	 5,695.35
ML California Municipal Series Trust 		  750,000	 4,746.12
ML Multi-State Muni Srs Trust			  950,000	 6,328.15
ML World Income Fund, Inc.			  600,000	 3,796.90
MuniEnhanced Fund, Inc.			          900,000	 5,695.35
MuniYield Fund, Inc.				1,250,000	 7,910.21
MuniYield California Fund, Inc.		          900,000	 5,695.35
MuniYield Florida Fund				  750,000	 4,746.12
MuniYield Michigan Insured Fund II, Inc.	  750,000	 4,746.12
MuniYield New York Insured Fund, Inc.		1,000,000	 6,328.16
MuniYield New Jersey Fund, Inc.		          750,000	 4,746.12
MuniYield Quality Fund, Inc.			  900,000	 5,695.35
MuniYield Quality Fund II, Inc.		          750,000	 4,746.12
MuniYield California Insured Fund, Inc.	        1,000,000	 6,328.16
MuniYield AZ Fund, Inc.			          525,000	 3,322.29
MuniHoldings California Insured Fund, Inc.      1,000,000	 6,328.16
Master Focus Twenty Trust		          450,000	 2,847.67
     ML Focus Twenty Fund, Inc.
Master Large Cap Series Trust	                2,500,000	15,820.41
     ML Large Cap Series Funds, Inc.
Mercury Funds II  				1,500,000	 9,492.25
Fund Asset Management Master Trust 		  900,000	 5,695.35
     ML Investment Managers Funds, Inc.
Managed Account Series			          750,000	 4,746.12


Master Institutional Money Market Trust	        2,500,000	15,820.41
     ML Funds For Institutions Series 	        2,300,000	14,554.78
Mercury Master Trust 				  900,000	 5,695.35
     Mercury Funds, Inc.
The Europe Fund, Inc.				  525,000	 3,322.29
Merrill Lynch Principal Protected Trust		  900,000	 5,695.35
Preferred Income Strategies Fund Inc.		1,250,000	 7,910.21
Preferred and Corporate Income Strategies
    Fund Inc.                                     750,000	 4,746.12
Enhanced Equity Yield Fund, Inc.		  750,000	 4,746.12
GNMA IAP					  525,000	 3,322.29
Master Inflation Protected Trust 		  450,000	 2,847.67
     Merrill Lynch Inflation Protected Fund
Master Real Investment Trust 			  525,000	 3,322.29
     Merrill Lynch Real Investment Fund
Capital and Income Strategies Fund, Inc.	  750,000	 4,746.12
Multi-Strategy Hedge Opportunities LLC		  525,000	 3,322.29
Enhanced Equity Yield & Premium Fund, Inc.	  750,000	 4,746.12
Multi-Strategy Hedge Advantage 		          300,000	 1,898.45
FDP Series, Inc.				  750,000	 4,746.12
Enhanced Government Fund, Inc.		          750,000	 4,746.12


Massachusetts Health & Education
          Tax Exempt Trust                        400,000	 2,531.27


Lebenthal Funds, Inc. 			           50,000	     0.00

ML Investment Managers, L.P.			2,500,000	15,820.41
Fund Asset Management, L.P.			2,500,000	15,820.41
FAM Distributors, Inc.			        2,500,000	15,820.41
MLAM UK Limited					2,500,000	15,820.41
ML Investment Managers International Limited	2,500,000	15,820.41
Merrill Lynch Investment Managers, LLC            525,000	 3,322.29


TOTAL					      128,975,000      816,175.00